UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended December 31, 2020
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On February 9, 2021, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter and full-year ended December 31, 2020. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income, tax rate and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, long-lived asset impairments, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: February 9, 2021

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated February 9, 2021

Exhibit 99.1

QIAGEN beats outlook for fourth quarter and full-year 2020, reaffirms expectations for further growth in 2021
● Q4 2020 net sales rise 36% CER to $571.2 million, exceeding outlook of ≥+32% CER, and adjusted diluted EPS grows 42% to $0.68 CER, exceeding outlook of ~$0.64-0.65 CER
● Full-year 2020 net sales increase 23% CER to $1.87 billion, exceeding outlook of ~+22% CER, and adjusted diluted EPS grows 52% to $2.17 CER, exceeding outlook of ~$2.13-2.14 CER
● Full-year 2020 operating cash flow rises 38% to $457.8 million, free cash flow grows 53%
● Continuously launching new COVID-19 solutions that also have non-COVID applications
● Reaffirming full-year 2021 outlook: ~18-20% CER net sales growth and adjusted diluted EPS of ~$2.42-2.46 CER
Venlo, the Netherlands, February 9, 2021 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced strong results of operations for the fourth quarter and full-year 2020, exceeding the goals for net sales and adjusted earnings per share.

Net sales in the fourth quarter of 2020 rose 38% (+36% at constant exchange rates, CER) to $571.2 million, and faster than the outlook for at least 32% CER growth. Adjusted earnings per share (EPS) grew 42% to $0.68 ($0.68 CER) against the outlook for about $0.64-0.65 CER. Net sales for full-year 2020 increased 23% (+23% CER) to $1.87 billion, and exceeded the outlook for about 22% CER sales growth. Adjusted EPS for 2020 rose to $2.15 ($2.17 CER), and above the outlook for about $2.13-2.14 CER.

“Our results for the fourth quarter represented the best quarterly performance of 2020, and once again above the outlook we had set for sales and earnings growth over 2019. We experienced further improvements in non-COVID areas of the portfolio along with very strong demand for product groups addressing the critical demand for COVID-19 testing,” said Thierry Bernard, Chief Executive Officer of QIAGEN N.V.

“Our QIAGENers continue to display the highest level of dedication in supplying key products for much-needed testing workflows to support the global response to the COVID-19 pandemic while also executing on our strategic focus on five pillars of growth to drive mid-term growth. Teams are working on regulatory submissions and expanding the use of key solutions in our COVID-19 portfolio that also have applications once the pandemic has subsided. We are particularly pleased to help customers overcome key testing bottlenecks with solutions such as our QIAprep&amp solution, a PCR workflow that is being implemented in labs around the world. We are also making progress on ramping up production capacity for our automated RNA extraction kits, as overall sales of sample technologies were higher. Another top priority is to ensure that our QIAstat-Dx and NeuMoDx tests continue to accurately detect emerging viral variants. As we focus on delivering COVID-19 solutions, we are seeing increasing demand in other areas of our portfolio. These include better trends for the QuantiFERON TB test, our portfolio for oncology testing, universal NGS solutions and DNA sample technologies. Based on the combination of ongoing demand for COVID-19 solutions and improving customer trends in other areas, we feel confident in achieving our outlook for sales and earnings in 2021. QIAGEN is committed to remaining at the forefront of the fight against COVID while expanding our business for post-pandemic growth.”

Fourth quarter and full-year 2020 results

Key figures

In $ millions (except EPS and diluted shares)	Q4			FY
	2020	2019	Change	2020	2019	Change
Net sales	571.2	413.5	38%	1,870.3	1,526.4	23%
Net sales - CER	560.7		36%	1,873.4		23%
Operating income (loss)	155.9	80.0	95%	386.4	(26.1)	NM
Adjusted operating income	196.5	138.6	42%	626.8	421.8	49%
Net income (loss)	212.7	44.9	373%	359.2	(41.5)	NM
Adjusted net income	159.5	110.1	45%	502.8	332.8	51%
Diluted EPS / (Net loss per share)(1)	$0.91	$0.19	379%	$1.53	($0.18)	NM
Adjusted diluted EPS	$0.68	$0.48	42%	$2.15	$1.43	50%
Adjusted diluted EPS - CER	$0.68		42%	$2.17		52%
Diluted shares (in millions)(1)	234.8	231.3		234.2	232.4
(1) Reported diluted net loss per share for FY 2019 based on basic shares of 226.8 million.
Please refer to accompanying tables for reconciliation of reported to adjusted figures. Tables may have rounding differences.
Percentage changes are to prior-year periods. CER - Constant exchange rates. NM - Not meaningful.

● Sales: Q4 2020 results showed the highest level of quarterly growth in 2020 over the same period in 2019. Ongoing very strong demand was seen for product groups used in COVID-19 testing along with improving trends in non-COVID-19 areas of portfolio. Positive currency movements against the U.S. dollar (QIAGEN’s reporting currency) supported sales growth by 2.6 percentage points, while these movements had a minimal impact on full-year 2020 sales.
● Operating income margin: Q4 2020 operating income margin was 27.3% of sales, while the adjusted operating income margin rose to 34.4% of sales from 33.5% in Q4 2019 due mainly to a decline in sales and administrative expenses as a percentage of sales. Full-year operating income margin was 20.7% of sales, while the adjusted operating income margin rose to 33.5% of sales from 27.6% in 2019. Adjusted results in 2020 excluded expenses from the discontinued tender offer (Q4: $1.1 million; FY: $125.5 million), while 2019 results excluded charges (Q4: $24.9 million; FY: $301.8 million) from the decision to stop NGS instrument development and initiatives to improve efficiency.
● EPS: Diluted EPS in Q4 2020 included a pre-tax gain of $113.4 million ($84.0 million after-tax) related to the sale of QIAGEN’s minority investment in ArcherDX (excluded from adjusted EPS results). Q4 2020 tax rate was 17% (FY: 18%) and the adjusted tax rate was 18% (FY: 18%).

Roland Sackers, Chief Financial Officer of QIAGEN N.V., said: ”Improving trends for non-COVID-19 products during the second half of 2020, combined with excellent growth trends in our COVID-19 product groups, fueled the full-year sales increase. We also delivered robust growth in net cash flow from operating activities and free cash flow, as we balance efficiency gains with targeted investments into our five pillars of growth, in particular production capacity expansion initiatives. We have additionally secured new longer-term financing at zero interest rates during the fourth quarter of 2020 while also increasing returns to shareholders through a share repurchase program that ended in December. With the addition of 500 new employees in 2020, QIAGEN is ready for further growth in 2021 and to build a strong foundation for future growth beyond the pandemic.”

Sales by product groups

	Q4 2020				FY 2020
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Sample technologies	$236	+59%	+55%	41%	$804	+47%	+47%	43%
Diagnostic solutions	$159	+37%	+36%	28%	$461	-1%	-1%	25%
Of which QuantiFERON	$58	-1%	-3%	10%	$190	-21%	-21%	10%
Of which QIAstat-Dx	$18	+328%	+318%	3%	$54	+271%	+269%	3%
Of which NeuMoDx	$35	NM	NM	6%	$54	NM	NM	3%
PCR / Nucleic acid amplification	$108	+85%	+81%	19%	$364	+62%	+61%	19%
Genomics / NGS	$50	-9%	-10%	9%	$166	-10%	-10%	9%
Other	$18	-50%	-48%	3%	$77	-26%	-23%	4%
Tables may have rounding differences. Percentage changes are to prior-year periods.

● Sample technologies: Q4 2020 sales were driven by robust double-digit CER growth in consumables and mid-single-digit CER gains in instruments. Key drivers were improving demand trends for DNA extraction kits and other non-COVID products as well as ongoing strong demand for COVID-19 solutions, in particular automated RNA extraction kits and the launch of QIAprep&amp.
● Diagnostic solutions: Dynamic 36% CER growth in Q4 2020 reflected a reversal from declining year-on-year sales in prior quarters of 2020, led by COVID-19 testing solutions and improving trends for other products. Higher revenues from companion diagnostic co-development agreements contributed sales of $9 million (+8% CER), but declined 26% CER to $31 million for FY 2020. Sales for the QIAstat-Dx and NeuMoDx automated PCR testing solutions grew at sustained high levels due to COVID-19 testing needs. QuantiFERON-TB sales declined 3% CER in Q4 2020, but rose sequentially from Q2 and Q3 2020 on year-over-year double-digit CER gains in the Americas region.
● PCR / Nucleic acid amplification: Solid growth in Q4 2020 vs. same period in 2019 for instruments and consumables of these products, benefitting from the launch of the QIAcuity digital PCR systems as well as COVID-19 demand for OEM solutions and enzymes used in third-party diagnostic kits.
● Genomics / NGS: Sales declined in Q4 and FY 2020 against prior-year periods due to adverse pandemic impact on customer demand, but saw improving sentiment in the final quarter. Universal NGS sales were supported by initial orders of NGS-based kits used for epidemiological research of positive COVID-19 samples for viral variants.

Sales by COVID-19 and non-COVID-19 product groups

	Q4 2020				FY 2020
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Non-COVID-19 product groups	$371	0%	-2%	65%	$1,252	-9%	-9%	67%
COVID-19 product groups	$200	+389%	+379%	35%	$618	+331%	+332%	33%
Tables may have rounding differences. Percentage changes are to prior-year periods.

Sales by product type and customer class

	Q4 2020				FY 2020
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Consumables and related revenues	$494	+36%	+33%	86%	$1,615	+19%	+20%	86%
Instruments	$77	+57%	+52%	14%	$255	+48%	+48%	14%
Molecular Diagnostics	$287	+45%	+43%	50%	$904	+23%	+24%	48%
Life Sciences	$284	+32%	+28%	50%	$966	+22%	+22%	52%
Tables may have rounding differences. Percentage changes are to prior-year periods.

Sales by geographic region

	Q4 2020				FY 2020
	Sales (In $ m)	% change	% CER change	% of sales	Sales (In $ m)	% change	% CER change	% of sales
Americas	$247	+38%	+38%	43%	$825	+14%	+15%	44%
Europe / Middle East / Africa	$225	+54%	+48%	40%	$682	+40%	+39%	37%
Asia-Pacific / Japan	$99	+14%	+10%	17%	$359	+14%	+14%	19%
Tables may have rounding differences. Percentage changes are to prior-year periods. Rest of world represented less than 1% of sales.
● Americas: Q4 2020 growth was underpinned by double-digit CER sales gains in the U.S. on growth in QuantiFERON-TB and continued dynamic gains in Brazil and Mexico across both customer classes.
● EMEA: This area delivered the fastest regional growth in Q4 and FY 2020, driven by double-digit CER gains in France, the United Kingdom and Italy, and mid-single-digit CER growth in Germany.
● Asia-Pacific / Japan: Results for Q4 2020 were driven by double-digit CER gains in China, Japan and Australia, more than offsetting weaker trends in South Korea and India.

Key cash flow data

	Full year
In $ millions	2020	2019	Change
Net cash provided by operating activities	457.8	330.8	38%
Net cash used in investing activities	(443.3)	(222.3)
Net cash used in financing activities	(50.1)	(639.1)
Free cash flow	325.0	212.9	53%

● Net cash provided by operating activities in 2020 included $125.8 million of cash paid for costs related to the discontinued tender offer and $51.7 million of cash paid for restructuring measures announced in 2019, while 2019 results included total cash payments of $39.8 million for these topics.
● Net cash used in investing activities in 2020 included $239.4 million of cash paid (net of cash acquired) to purchase the remaining 80.1% stake in NeuMoDx. The acquisition of digital PCR assets include $135.9 million of payments in 2020 and $125.0 million cash paid in 2019.
● Net cash used in financing activities in 2020 included net payments totaling $468.6 million in connection with the final conversion, redemption and termination of the 2021 convertible notes and warrants, and $64.0 million for share repurchases. This more than offset $497.6 million in proceeds from the issuance of the 2027 convertible notes in the fourth quarter of 2020. The 2019 period included $506.4 million paid for long-term debt and $74.4 million for share repurchases.

QIAGEN engagement for global COVID-19 response

QIAGEN teams continue to be fully mobilized to serve all customers, especially those responding to the COVID-19 crisis. New technologies developed by QIAGEN to support testing are helping customers to increase their testing capacity and overcome key bottlenecks in testing workflows. Key elements of the QIAGEN response also have non-COVID applications and include a collection of RNA extraction products from our sample technologies portfolio, PCR testing workflows including QIAstat-Dx, NeuMoDx, and other PCR solutions, OEM components for other diagnostic suppliers, antigen and antibody tests, and genomics solutions. Recent updates include:

•Sample technologies

QIAGEN is experiencing strong demand for the new QIAprep&amp reagent kit which was launched in October 2020 to integrate RNA sample preparation and real-time PCR detection into a single kit with the aim of removing key COVID-19 testing bottlenecks.

Accelerated sample preparation instrument placements continued in Q4 2020 and ended the year with unprecedented annual placement rates for sample preparation platforms, general PCR equipment and key integrated PCR testing systems. More than 400 new placements of the QIAsymphony automation system were made in 2020, a 50% increase over 2019, bringing the total cumulative placements to over 2,900 systems. The QIAcube family reached over 9,800 cumulative placements at the end of 2020, building on more than 8,000 placements at the end of 2019. Additionally, over 400 EZ1 instruments were placed in 2020, representing an increase of about 60% in annual placements and building on over 3,750 cumulative placements at the end of 2019.

•PCR and antigen testing solutions

QIAGEN continues to make progress in ramping up manufacturing capacity for automated sample preparation kits, as well as consumables used for the QIAstat-Dx and NeuMoDx automated PCR systems. QIAGEN reaffirmed in January 2021 that QIAstat-Dx and NeuMoDx tests which include targets for SARS-CoV-2 continue to detect all known viral variants. Surveillance of genetic variations began in May 2020 and will continue on a biweekly basis.

QIAGEN has expanded specimen types that can be used on the existing NeuMoDx™ SARS-CoV-2 test. FDA EUA approval has been obtained for the use of saliva samples collected with the NeuMoDx™ Saliva Collection Kit, which includes a collection vial, stabilization tube and pipette. It reduces the burden on the supply of the nasal collection devices and increases laboratory testing capacity. The singleplex test was granted an EUA in March.

QIAGEN plans to resubmit the QIAreach™ SARS-CoV-2 Antigen Test in the first quarter of 2021 to the U.S. Food and Drug Administration for Emergency Use Authorization to detect SARS-CoV-2 antigens in people with active infections in 15 minutes. The test was proactively withdrawn in order to remedy a chemistry-related issue. The QIAreach™ SARS-CoV-2 Antigen Test, developed in partnership with the Australian digital diagnostics company Ellume, is designed to process more than 30 swab samples per hour, providing digital test results that do not require subjective interpretation, and allowing antibody tests to run simultaneously with antigen tests.

•QIAcuity digital PCR

Orders for the QIAcuity series of digital PCR platforms reached over 200 at the end of 2020, only a few months after the launch in September 2020. With the recent launch of the QIAcuity One-Step Viral RT-PCR kit, QIAcuity platforms are increasingly being employed in COVID-19 wastewater testing to quantify pathogen load in populations and track viral mutations. Thanks to the power of digital PCR technology, QIAcuity can very precisely quantify DNA and RNA targets in viruses, bacteria or genetic disorders, including rare cancer mutations.

•Universal NGS solutions

As the demand for sequencing potential mutations increases worldwide, the QIAseq SARS-CoV-2 Primer Panel has been launched for use in comprehensive monitoring of sequence drift of the virus around the world. This solution consists of a CoV-2 targeting panel, the QIAseq FX UNGS library kit and a related QDI bioinformatic analysis solution that allows for the identification of both known and novel variants in the SARS-CoV-2 genome.

New member appointed to Supervisory Board

Dr. Toralf Haag has been appointed a member of the Supervisory Board and a member of the Audit Committee as of December 2020. Dr. Haag has served since October 2018 as CEO and Chairman of the Corporate Board of Management at Voith GmbH & Co. KGaA, a global technology company with more than EUR 4 billion in annual sales and over 19,000 employees. Before joining Voith in October 2016, he had served at Lonza Group AG for more than 11 years as CFO and Member of the Executive Committee. The addition of Dr. Haag brings the number of Supervisory Board members to seven.

Outlook

QIAGEN reaffirms its outlook for full-year 2021 (as announced on December 8, 2020) for net sales growth of about 18-20% CER and for adjusted EPS of approximately $2.42-2.46 CER. Based on rates as of February 4, 2021, currency movements against the U.S. dollar are expected to create a positive impact of about two percentage points on net sales growth at actual rates for full-year 2021. A positive impact of about $0.04 per share is expected on adjusted EPS.

QIAGEN expects these results to reflect ongoing strong demand for COVID-19 test solutions at least for the first half of the year, as well as continued improvements in other areas of the portfolio during the year. These expectations also include plans for significant investments planned for R&D and clinical trials to strengthen the competitive profile of QIAGEN’s five pillars of growth, in particular initiatives to enlarge the test menu for the NeuMoDx and QIAstat-Dx systems in the U.S. and Europe.

For the first quarter of 2021, QIAGEN expects net sales to grow at least 45% CER from $372.1 million in the same period of 2020, and for adjusted EPS of about $0.60-0.62 CER from $0.34 in the year-ago quarter. Based on rates as of February 4, 2021, currency movements against the U.S. dollar are expected to create a positive impact of about four percentage points on net sales growth at actual rates for the first quarter of 2021. A positive impact of about $0.02 per share is expected on adjusted EPS.

Conference call on February 10, 2021

A presentation with additional information can be downloaded at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A conference call is planned for Wednesday, February 10, 2021, at 15:00 Central European Time (CET) / 9:00 Eastern Standard Time (EST). A live webcast will be made available at this website, and a replay will also be made available after the event.

Use of adjusted results

QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted net sales, adjusted gross income, adjusted gross profit, adjusted operating income, adjusted operating expenses, adjusted operating income margin, adjusted net income, adjusted net income before taxes, adjusted diluted EPS, adjusted EBITDA, adjusted EPS, adjusted income taxes, adjusted tax rate, and free cash flow. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare) and Life Sciences (academia, pharma R&D and industrial applications, primarily forensics). As of December 31, 2020, QIAGEN employed more than 5,600 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Forward-Looking Statement

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, including those products used in the response to the COVID-19 pandemic, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, collaborations markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, weather or transportation delays, natural disasters, political or public health crises, including the breadth and duration of the COVID-19 pandemic and its impact on the demand for our products and other aspects of our business, or other force majeure events; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission.
Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 1171 and +49 152 018 11711 and +1 240 686 2222 / john.gilardi@qiagen.com

Phoebe Loh
Director Investor Relations
+49 2103 29 11457 / phoebe.loh@qiagen.com

Dr. Thomas Theuringer
Senior Director, Head of External Communications
+49 2103 29 11826 / thomas.theuringer@qiagen.com

Robert Reitze
Senior Manager Public Relations
+49 2103 29 11676 / robert.reitze@qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months
	ended December 31,
(In $ thousands, except per share data)	2020	2019
Net sales	571,234	413,472
Cost of sales:
Cost of sales	180,383	117,698
Acquisition-related intangible amortization	17,418	16,209
Total cost of sales	197,801	133,907
Gross profit	373,433	279,565
Operating expenses:
Research and development	46,345	33,988
Sales and marketing	121,375	98,316
General and administrative	31,693	25,284
Acquisition-related intangible amortization	5,432	5,827
Restructuring, acquisition, integration and other, net	12,674	34,960
Long-lived asset impairments	—	1,201
Total operating expenses	217,519	199,576
Income from operations	155,914	79,989
Other income (expense):
Interest income	1,636	4,197
Interest expense	(16,903)	(18,321)
Other income, net	115,840	3,074
Total other income (expense)	100,573	(11,050)
Income before income taxes	256,487	68,939
Income tax expense	43,802	24,007
Net income	212,685	44,932

Diluted net income per common share	$0.91	$0.19
Diluted net income per common share (adjusted)	$0.68	$0.48
Shares used in computing diluted net income per common share (adjusted)	234,834	231,346

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(unaudited)

	Twelve months
	ended December 31,
(In $ thousands, except per share data)	2020	2019
Net sales	1,870,346	1,526,424
Cost of sales:
Cost of sales	574,467	449,651
Acquisition-related intangible amortization	63,164	71,511
Total cost of sales	637,631	521,162
Gross profit	1,232,715	1,005,262
Operating expenses:
Research and development	149,072	157,448
Sales and marketing	413,684	391,906
General and administrative	111,678	112,262
Acquisition-related intangible amortization	20,811	29,973
Restructuring, acquisition, integration and other, net	150,005	199,778
Long-lived asset impairments	1,034	140,031
Total operating expenses	846,284	1,031,398
Income (loss) from operations	386,431	(26,136)
Other income (expense):
Interest income	10,032	22,113
Interest expense	(71,317)	(74,185)
Other income, net	114,326	432
Total other income (expense)	53,041	(51,640)
Income (loss) before income taxes	439,472	(77,776)
Income tax expense (benefit)	80,284	(36,321)
Net income (loss)	359,188	(41,455)

Diluted net income (loss) per common share(1)	$1.53	$(0.18)
Shares used in computing diluted net income (loss) per common share	234,214	226,777

Diluted net income per common share (adjusted)(1)	$2.15	$1.43
Shares used in computing diluted net income per common share (adjusted)	234,214	232,420

(1) For the full-year 2019, reported diluted net loss per common share is based on basic shares of 226.8 M, while adjusted diluted net income per common share is calculated using 232.4 M diluted shares.

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)

Three months ended December 31, 2020
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	571.2	373.4	155.9	256.5	(43.8)	17%	212.7	$0.91
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	5.1	17.7	17.7	(5.2)		12.5	0.05
Purchased intangibles amortization	—	17.5	22.9	22.9	(5.8)		17.1	0.07
Non-cash interest expense charges	—	—	—	10.4	—		10.4	0.04
Other special income and expense items	—	—	—	(113.1)	19.9		(93.2)	(0.40)
Total adjustments	—	22.6	40.6	(62.1)	8.9		(53.2)	(0.23)
Adjusted results	571.2	395.9	196.5	194.3	(34.8)	18%	159.5	$0.68

* Using 234.8 M diluted shares.

Three months ended December 31, 2019
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	413.5	279.6	80.0	68.9	(24.0)	35%	44.9	$0.19
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	0.4	11.7	11.7	(3.2)		8.5	0.04
2019 restructuring measures	—	—	24.9	24.9	2.3		27.2	0.12
Purchased intangibles amortization	—	16.2	22.0	22.0	(5.6)		16.4	0.07
Non-cash interest expense charges	—	—	—	9.5	—		9.5	0.04
Other special income and expense items	—	—	—	(2.2)	5.8		3.6	0.02
Total adjustments	—	16.6	58.6	65.9	(0.7)		65.2	0.29
Adjusted results	413.5	296.2	138.6	134.7	(24.7)	18%	110.1	$0.48

* Using 231.3 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)

Twelve months ended December 31, 2020
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	1,870.3	1,232.7	386.4	439.5	(80.3)	18%	359.2	$1.53
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	5.4	152.1	152.1	(25.2)		126.9	0.54
2019 restructuring measures	—	—	4.3	4.3	(1.1)		3.2	0.01
Purchased intangibles amortization	—	63.2	84.0	84.0	(21.3)		62.7	0.27
Non-cash interest expense charges	—	—	—	41.1	—		41.1	0.18
Other special income and expense items	—	—	—	(109.5)	19.2		(90.3)	(0.39)
Total adjustments	—	68.6	240.4	172.0	(28.4)		143.6	0.61
Adjusted results	1,870.3	1,301.3	626.8	611.5	(108.7)	18%	502.8	$2.15

* Using 234.2 M diluted shares.

Twelve months ended December 31, 2019
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating (Loss) Income	Pre-tax (Loss) Income	Income Tax	Tax Rate	Net (Loss) Income	Diluted EPS*
Reported results	1,526.4	1,005.3	(26.1)	(77.8)	36.3	47%	(41.5)	$(0.18)
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	6.6	44.7	44.7	(12.1)		32.6	0.14
2019 restructuring measures	—	—	301.8	306.5	(72.4)		234.1	1.01
Purchased intangible amortization	—	71.5	101.5	101.5	(25.9)		75.6	0.33
Non-cash interest expense charges	—	—	—	40.0	—		40.0	0.17
Other special income and expense items	—	—	—	(5.4)	(2.6)		(8.0)	(0.03)
Total adjustments	—	78.1	447.9	487.3	(113.0)		374.3	1.62
Adjusted results	1,526.4	1,083.4	421.8	409.6	(76.7)	19%	332.8	$1.43

* Reported Diluted net loss per common share does not consider dilutive shares in the twelve months ended December 31, 2019 as those shares would be antidilutive. Basic shares for full-year 2019 were 226.8 M. Impacts of adjustments and Adjusted Diluted net income per common share were calculated using 232.4 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	December 31, 2020	December 31, 2019
Assets	(unaudited)
Current assets:
Cash and cash equivalents	597,984	623,647
Restricted cash	—	5,743
Short-term investments	117,249	129,586
Accounts receivable, net	380,519	385,117
Income taxes receivable	59,335	42,119
Inventories, net	291,181	170,704
Fair value of derivative instruments - current	14,127	107,868
Prepaid expenses and other current assets	206,921	105,464
Total current assets	1,667,316	1,570,248
Long-term assets:
Property, plant and equipment, net	559,372	455,243
Goodwill	2,364,031	2,140,503
Intangible assets, net	726,194	632,434
Deferred income tax assets	54,879	56,542
Fair value of derivative instruments - long-term	379,080	192,266
Other long-term assets	161,658	188,380
Total long-term assets	4,245,214	3,665,368
Total assets	5,912,530	5,235,616
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	42,539	285,244
Accounts payable	118,153	84,767
Fair value of derivative instruments - current	51,464	103,175
Accrued and other current liabilities	345,665	444,303
Income taxes payable	57,265	33,856
Total current liabilities	615,086	951,345
Long-term liabilities:
Long-term debt, net of current portion	1,880,210	1,421,108
Deferred income tax liabilities	39,216	23,442
Fair value of derivative instruments - long-term	393,455	196,929
Other long-term liabilities	186,724	106,201
Total long-term liabilities	2,499,605	1,747,680
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 230,829 shares	2,702	2,702
Additional paid-in capital	1,834,169	1,777,017
Retained earnings	1,323,091	1,178,457
Accumulated other comprehensive loss	(243,822)	(309,619)
Less treasury stock, at cost — 2,844 and 3,077 shares in 2020 and 2019, respectively	(118,301)	(111,966)
Total equity	2,797,839	2,536,591
Total liabilities and equity	5,912,530	5,235,616

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Twelve months ended December 31,
(In $ thousands)	2020	2019
Cash flows from operating activities:
Net income (loss)	359,188	(41,455)
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	205,014	231,458
Non-cash impairments	1,432	144,830
Deferred income tax benefit	(6,706)	(55,362)
Other items, net including fair value changes in derivatives	(28,855)	95,696
Change in operating assets, net	(120,907)	(52,386)
Change in operating liabilities, net	48,640	8,062
Net cash provided by operating activities	457,806	330,843
Cash flows from investing activities:
Purchases of property, plant and equipment	(132,787)	(117,950)
Purchases of intangible assets	(171,450)	(156,934)
Proceeds from (purchases of) investments, net	25,638	(5,170)
Cash paid for acquisitions, net of cash acquired	(239,572)	(68,058)
Purchases of short-term investments	(49,770)	(293,959)
Proceeds from redemptions of short-term investments	181,223	396,098
Cash (paid) received for collateral asset	(53,417)	22,685
Other investing activities	(3,146)	1,010
Net cash used in investing activities	(443,281)	(222,278)
Cash flows from financing activities:
Proceeds from long-term debt	497,646	—
Repayment of long-term debt	(296,400)	(506,400)
Proceeds from exercise of call option related to cash convertible	239,836	134,737
Payment of intrinsic value of cash convertible notes	(237,438)	(133,763)
Payment for termination of warrants	(174,627)	—
Proceeds from issuance of common shares	7,662	2,075
Tax withholding related to vesting of stock awards	(13,841)	(49,998)
Purchase of treasury shares	(63,995)	(74,450)
Other financing activities	(8,970)	(11,281)
Net cash used in financing activities	(50,127)	(639,080)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	4,196	826
Net decrease in cash, cash equivalents and restricted cash	(31,406)	(529,689)
Cash, cash equivalents and restricted cash, beginning of period	629,390	1,159,079
Cash and cash equivalents, end of period	597,984	629,390

Reconciliation of Free Cash Flow(1)
Net cash provided by operating activities	457,806	330,843
Purchases of property, plant and equipment	(132,787)	(117,950)
Free Cash Flow	325,019	212,893
(1) Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by purchases of property, plant and equipment. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.